FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, BC
V6C 1X8

Item 2 Date of Material Change

December 10, 2019, December 16, 2019 and December 17, 2019

Item 3 News Release

New releases were disseminated on December 10, 2019 and  December 16, 2019 to the TSX Venture Exchange and various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4 Summary of Material Change(s)

The Company announced on December 10, 2019 that it has applied to list its common shares on the NYSE American, LLC ("NYSE American"). Metalla's common shares will trade on the NYSE American under the ticker symbol "MTA" and a trading date for the listing will be announced once all regulatory requirements are satisfied. The listing of Metalla's common shares remains subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements.

Further to its press release on December 10, 2019, on December 16, 2019 the Company also announced that, in connection with the planned listing on the NYSE American, the Company approved a consolidation of its outstanding common shares. The Company's board of directors determined that the consolidation is on the basis of one new common share for every four currently outstanding common shares (the "Consolidation") The Consolidation was announced to be effective as of 12:01 am (PST) on December 17, 2019 (the "Effective Date") and the Company's common shares commenced trading on the TSX Venture Exchange on a post-Consolidation basis at the open of markets on December 17, 2019. The new CUSIP number for the post-Consolidation common shares is 59124U605 and the new ISIN number is CA59124U6051.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On December 10, 2019, the  Company announced that it has applied to list its common shares on the NYSE American, LLC. Metalla's common shares will trade on the NYSE American under the ticker symbol "MTA" and a trading date for the listing will be announced once all regulatory requirements are satisfied. The listing of Metalla's common shares remains subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements.

Share Consolidation to satisfy NYSE American Listing Requirements

In connection with the planned listing on the NYSE American, the Company effected a Consolidation of its outstanding common shares at 12:01 am (PST) on December 17, 2019. The Company's board of directors determined that the Consolidation be effected on the basis of one new common share for every four currently outstanding common shares. The Company's common shares commenced trading on the TSX Venture Exchange on a post-Consolidation basis beginning at the open of markets on December 17, 2019.  The new CUSIP number for the post-Consolidation common shares is 59124U605 and the new ISIN number is CA59124U6051.
As of December 16, 2019 there were 135,244,590 common shares issued and outstanding prior to the Consolidation which were consolidated to 33,811,175 common shares issued and outstanding following the Consolidation on the Effective Date, subject to rounding for any fractional shares. No fractional shares were issued as a result of the share Consolidation. Fractional interests of 0.5 or greater were rounded up to the nearest whole number of shares and fractional interests of less than 0.5 were rounded down to the nearest whole number of common shares.

Effect of the Consolidation on Registered and Beneficial Holders

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-Consolidation common shares for replacement certificates representing their post-Consolidation common shares. Until surrendered for exchange, following the effective date of the Consolidation, each share certificate formerly representing pre-Consolidation common shares will be deemed to represent the number of whole post-Consolidation common shares to which the holder is entitled as a result of the Consolidation.

Holders of common shares of the Company who hold uncertificated common shares (i.e., common shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company's transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in "street name" for their benefit. Such holders do not need to take any additional actions to exchange their pre-Consolidation common shares for post-Consolidation common shares.

Beneficial shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Consolidation than those that have been put in place by the Company for registered shareholders. If you hold your common shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Effect of the Consolidation on the payment of Dividends

Further to the Company's press release dated November 26, 2019, Metalla has announced a monthly dividend payment on its common shares for January and February 2020. In order to maintain the same aggregate pre consolidation dividend payment, following the Effective Date of the Consolidation, the per share dividend payment amount has been automatically adjusted such that the dividend payment amount will be $0.004 per share.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brett Heath
President and Chief Executive Officer
Tel:  604-696-0741

Item 9 Date of Report

December 17, 2019